FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of March... , 2007..
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F   ☒      Form 40-F   ☐
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   ☐     No   ☒
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

NOTICE OF RESOLUTIONS OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS FOR THE 106TH BUSINESS TERM

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC. (Registrant)
Date March 30, 2007	By /s/ Hiroshi Kawashimo (Signature)*
Hiroshi Kawashimo General Manager, Finance Division Canon Inc.
*Print the name and title of the signing officer under his signature.
The following materials are included.
1.	Notice of Resolutions of The Ordinary General Meeting of Shareholders For The 106th Business Term

March 29, 2007
TO OUR SHAREHOLDERS
Canon Inc.
30-2, Shimomaruko 3-chome,
Ohta-ku, Tokyo
Fujio Mitarai
Chairman & CEO
NOTICE OF RESOLUTIONS
OF
THE ORDINARY GENERAL MEETING OF SHAREHOLDERS
FOR THE 106TH BUSINESS TERM
Notice is hereby given that, at the Ordinary General Meeting of Shareholders for the 106th Business Term of Canon Inc. (the “Company”) held today, reports were made and resolutions were passed as mentioned below.
Matters Reported:
1.	Reports on the contents of the Business Report and the Consolidated Financial Statements for the 106th Business Term (from January 1, 2006 to December 31, 2006), and reports on the Auditing Results of Accounting Auditor and Board of Corporate Auditors regarding the Consolidated Financial Statements.

2.	Reports on the content of the Non-Consolidated Financial Statements for the 106th Business Term (from January 1, 2006 to December 31, 2006).
The contents of items 1 and 2 above were reported.

Matters Resolved upon:
     Item No. 1 Dividend from Surplus
It was approved and adopted in all respects as proposed and, in order to respond to your loyal support, a year-end dividend due for this term was decided to be 50.00 yen per share. As we paid an interim dividend of 50.00 yen per share, the full-year dividend has become 100.00 yen per share. On a basis prior to the stock split implemented in July, 2006, our dividend has become 125.00 yen per share, an increase of 25.00 yen compared to the dividend for the previous Business Term.
     Item No. 2 Partial Amendment to the Articles of Incorporation
It was approved and adopted in all respects as proposed as follows:
(1)	In accordance with the enforcement of the Corporation Law as of May 1, 2006, the Company amended the current Articles of Incorporation as below.
(i)	The Company specified the establishment of Board of Directors, Corporate Auditors, Board of Corporate Auditors and Accounting Auditors, the issuance of share certificates representing issued shares, and the establishment of a manager of the Register of Shareholders.

(ii)	For the purpose of improving the efficiency of the management of less-than-one-unit shares, the Company specified the exercisable rights regarding less-than-one-unit shares.

(iii)	In order to clarify the number of proxies who may attend the general meeting of shareholders, the Company stipulated it to be a single proxy.

(iv)	In order to improve the flexibility of operation of the Board of Directors, the Company allowed resolutions of meetings of the Board of Directors in writing.

(v)	In addition to the above, the Company made necessary amendments throughout the Articles of Incorporation, such as additions and deletions of provisions, revisions to wording and adjustments to the numbering of articles.

(2)	In order to set up a registered architect’s office composed of the Company’s qualified staff and strengthen its capabilities to design and supervise construction works for the buildings of the Canon Group companies, the Company made the necessary amendment to its business objects.
     Item No. 3 Election of Twenty-Seven Directors
It was approved and adopted in all respects as proposed. As a result, Messrs. Fujio Mitarai, Tsuneji Uchida, Toshizo Tanaka, Nobuyoshi Tanaka, Junji Ichikawa, Hajime Tsuruoka, Akiyoshi Moroe, Kunio Watanabe, Yoroku Adachi, Yasuo Mitsuhashi, Katsuichi Shimizu, Ryoichi Bamba, Tomonori Iwashita, Toshio Homma, Masahiro Osawa, Keijiro Yamazaki, Shunichi Uzawa, Masaki Nakaoka, Toshiyuki Komatsu, Shigeyuki Matsumoto, Haruhisa Honda, Tetsuro Tahara, Seijiro Sekine and Shunji Onda were reappointed as Directors, and Messrs. Kazunori Fukuma, Hideki Ozawa and Masaya Maeda were newly appointed as Directors. All of them assumed their offices.
     Item No. 4 Election of One Corporate Auditor
It was approved and adopted in all respects as proposed. As a result, Mr. Tadashi Ohe was reappointed and assumed his office. Mr. Tadashi Ohe is an Outside Corporate Auditor defined in item 16, Article 2 of the Corporation Law.
     Item No. 5 Grant of Retirement Allowance to Directors to be Retired
It was approved and adopted in all respects as proposed. Thus, it was decided that retirement allowance should be granted to each of the retired Directors, Messrs. Hironori Yamamoto and Shigeru Imaiida, within the due amount based upon certain standards stipulated by the Company, and that the determination of the actual amount and the time and method of granting, etc. should be entrusted to the Board of Directors.
     Item No. 6 Grant of Bonus to Directors
It was approved and adopted in all respects as proposed. Thus, it was decided that bonus should be granted to twenty-six Directors as of the end of this term, which totals 295,400,000 yen.

■Selection of Representative Directors and Directors with Specific Titles
As a result of the resolution passed at the meeting of the Board of Directors which was held after the Ordinary General Meeting of Shareholders for the 106th Business Term, each of the following persons were selected as Representative Directors and/or Directors with specific titles. All of them assumed their offices.

Chairman & CEO	Fujio Mitarai
President & COO	Tsuneji Uchida
Executive Vice President	Toshizo Tanaka
Senior Managing Director	Nobuyoshi Tanaka
Senior Managing Director	Junji Ichikawa
Senior Managing Director	Hajime Tsuruoka
Managing Director	Akiyoshi Moroe
Managing Director	Kunio Watanabe
Managing Director	Yoroku Adachi
Managing Director	Yasuo Mitsuhashi
Managing Director	Tomonori Iwashita
Managing Director	Masahiro Osawa
Managing Director	Shigeyuki Matsumoto

PAYMENT OF THE YEAR-END DIVIDEND
The year-end dividend due for the 106th Business Term shall be paid by either of the following methods.
■If you are receiving the dividend with the “Postal Giro Payment Advice Form”:
Please receive the dividend in accordance with the instructions stated on the enclosed “Postal Giro Payment Advice Form” at a nearby post office during the payment period (from March 30, 2007 through May 1, 2007). This “Postal Giro Payment Advice Form” can also make your dividend be remitted to your postal account, bank account and postal giro account.
■If you have requested to have the dividend transferred to your bank account or postal account:
Please confirm the enclosed “Statement of Year-end Dividend” and “Year-end Dividend Transfer Notice.”